EXHIBIT 99.1 News Release

For Immediate Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President — Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Reports First Quarter 2006 Results
All amounts in U.S. dollars
TORONTO, May 10, 2006 — Trizec Canada Inc. (TSX:TZC) today reported first quarter 2006 financial and operating results. The Company reported net income for the three months ended March 31, 2006 of US$16.2 million or US$0.27 per share, compared to net income of US$8.9 million or US$0.15 per share for the same period last year.
     Trizec Canada’s net income for the first quarter ended March 31, 2006 reflects its approximate 38% interest in the net income of Trizec Properties, Inc. (NYSE:TRZ). The increase in Trizec Canada’s net income for the first quarter of 2006 compared to the same period last year is primarily attributable to an increase in Trizec Properties’ net income for the first quarter of 2006. Trizec Properties’ net income for the three months ended March 31, 2006 reflects the impact of the recognition of a gain on sale of discontinued real estate.
     Consistent with one of the principal objectives of the May 2002 Plan of Arrangement of creating economic equivalence between a Trizec Properties and a Trizec Canada share, Trizec Canada has paid the same quarterly dividend to its shareholders as Trizec Properties has paid. Trizec Canada has completed the monetization of its various assets, other than its shares in Trizec Properties, resulting in the Company presently holding net other assets of $150.8 million.
     Trizec Canada is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is a mutual fund corporation under Canadian tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. On May 4, 2006, Trizec Properties’ first quarter 2006 results were issued and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.

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This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are changes in national and local economic conditions, including those economic conditions in Trizec Properties’ seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of Trizec Properties’ tenants; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the SEC; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; Trizec Properties’ ability to complete current and future development projects on time and on schedule; the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes; market conditions in existence at the time it sells assets; the possibility of change in law adverse to Trizec Canada; and joint venture and partnership risk. Such factors also include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 16, 2006.

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The following information presents the financial position and results of operations of Trizec Canada prepared in accordance with Canadian generally accepted accounting principles.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share (approximately 38%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 38%) is presented in Trizec Canada’s income statement as “Share of earnings of Trizec Properties”.
Consolidated Balance Sheets

	March 31	December 31
(US$ millions) (unaudited)	2006	2005

Assets
Current assets
Cash and cash equivalents	$81.9	73.5
Restricted cash	8.3	7.9
Other assets	16.4	17.9

	106.6	99.3
Marketable securities	75.5	83.4
Investment in Trizec Properties, Inc.	805.0	797.7
Investments and other assets	308.2	318.0
Future income taxes	113.6	112.5

	$1,408.9	1,410.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$19.5	24.1

Exchangeable debentures
Carrying amount	825.4	844.4
Deferred amount	65.5	46.5

	890.9	890.9

	910.4	915.0
Shareholders’ Equity	498.5	495.9

	$1,408.9	1,410.9

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Consolidated Statements of Income

For the three months ended March 31,
(US$ millions, except per share amounts) (unaudited)	2006	2005

		(Restated)

Share of earnings of Trizec Properties	$4.6	7.9

Expenses and other income
General and administrative expense	(2.8)	(2.2)
Exchangeable debentures interest expense, net	(4.8)	(4.8)
Interest and other income	1.5	1.4
Dilution gains	1.7	1.7
Foreign exchange gains, net	1.5	0.6

Income before taxes and discontinued operations	1.7	4.6
Income and other corporate taxes	1.1	1.1

Income from continuing operations	2.8	5.7

Share of earnings from discontinued operations of Trizec Properties	13.4	3.2

Net income	$16.2	8.9

Income per share
Basic and diluted
Continuing operations	$0.05	0.10

Discontinued operations	$0.22	0.05

Net income	$0.27	0.15

Restatement — Accounting Change
During 2005, the Corporation adopted the provisions of The Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) on a retroactive basis with restatement of prior periods. Trizec Properties’ real estate assets meet the criteria for recording an asset retirement obligation, as certain of its real estate assets contain asbestos and its practice is to remediate the asbestos upon the renovation or redevelopment of its properties. The adoption of EIC-159 had the effect of decreasing Trizec Canada’s share of earnings of Trizec Properties and decreasing Trizec Canada’s net income for the three months ended March 31, 2005 by $0.1 million and $0.1 million, respectively.

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Trizec Properties prepares its consolidated statements in accordance with United States generally accepted accounting principles. The following presents summary financial information for Trizec Properties prepared in accordance with Canadian GAAP. Under equity accounting, Trizec Canada reports its share of Trizec Properties’ net assets (March 31, 2006 — $805.0 million; December 31, 2005 — $797.7 million) as “Investment in Trizec Properties, Inc.”. Trizec Canada’s share of Trizec Properties’ net income is reported as “Share of earnings of Trizec Properties” for the three months ended March 31, 2006 ($4.6 million) (2005 — $7.9 million) and “Share of earnings from discontinued operations of Trizec Properties” for the three months ended March 31, 2006 ($13.4 million) (2005 — $3.2 million) on a basis consistent with Trizec Properties’ reporting.
Trizec Properties, Inc.
Summary Financial Information
(Prepared in accordance with Canadian GAAP)
Balance Sheets

	March 31	December 31
(US$ millions) (unaudited)	2006	2005

Assets
Properties	$4,396.5	4,472.8
Cash and short-term investments	41.5	36.5
Restricted cash	186.9	105.0
Other assets	414.9	454.5

	$5,039.8	5,068.8

Liabilities
Long-term debt	$2,612.6	2,624.0
Other liabilities	315.6	362.6

	2,928.2	2,986.6

Net assets	$2,111.6	2,082.2

Trizec Canada’s share of net assets Investment in Trizec Properties (approximately 38%) (2005 — 38%)	$805.0	797.7

Results of operations
For the three months ended March 31
(US$ millions) (unaudited)	2006	2005

Rental income	$113.3	106.6
Income from continuing operations	12.0	18.5
Discontinued operations	35.1	8.3
Net income	47.1	26.8

Trizec Canada’s share of net income (Note 1)	$18.0	11.1

Note 1.	Trizec Canada’s share of net income includes its share of the net income of Trizec Properties (approximately 38%) (2005 — 38%) and its share of certain other equity transactions of Trizec Properties.

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